

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via Facsimile
Mr. John Moore
Chief Executive Officer
Sync2 Networks Corp.
5836 South Pecos Road, Suite 112
Las Vegas, NV 89120

     Re: **Sync2 Networks Corp.**
           Form 10-K for the Fiscal Year Ended June 30, 2010
           Filed October 13, 2010
           Form 10-Q for the Quarterly Period Ended September 30, 2010
           Filed November 15, 2010
           File No. 333-152551

Dear Mr. Moore:

     We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements, page 8

1.   Please amend your Form 10-K to file your financial statements for the fiscal year ended June 30, 2010. Include the accompanying audit report from your independent registered public accounting firm. Refer to Item 8 of Form 10-K.

2.   Please update your disclosures throughout the amended Form 10-K to reflect the information as of June 30, 2010 as appropriate including the following: Item 1, Item 9A, Item 10, Item 11, Item 12, Item 13, and Item 14.

Signatures, page 26

3.   Your June 30, 2010 Form 10-K is signed by Helen Siwak as Chief Executive Officer and acting Chief Financial Officer. We further note that the company's officer certifications filed as Exhibits 31.1 and 32.1 to the Form 10-K are signed by Helen Siwak. In your September 30, 2009 Form 10-Q you disclose that effective October 6, 2009 the company appointed John Moore as Director of the Company and accepted the resignation of Helen Siwak as Director of the Company. Please revise to have your current executive officer provide the appropriate signatures or advise.

Exhibit 31.1

4.   We note that your officer certification is not in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K. Your certifications include inappropriate modifications, such as the following:

- including the title of the certifying individual with the identification of the certifying individual;
- omitting reference to establishing and maintaining internal controls over financial reporting in paragraph 4 introductory language;
- omitting sub-paragraphs (b) and (d) of paragraph 4;
- modifying the language of the sub-paragraphs of paragraph 4;
- modifying the introductory language of paragraph 5 and its sub-paragraphs; and
- including a paragraph 6 to the certification, which should be paragraph 4(d).

Please file a revised certification with your amended Form 10-K that is set forth exactly as provided for by Item 601(b)(31).

Form 10-Q for the Quarterly Period Ended September 30, 2010

Part I. Financial Information

Financial Statements

Note 1. Basis of Presentation, Nature of Business and Organization, page 7

5.   In your disclosure regarding the discontinuance of Sync2 Agency Ltd ("Agency") you disclose that the company "wrote-off the assets and goodwill and had creditors wrote-off

approximately $275,000 in debts." Please explain to us more fully the basis for writing-off of the debts of Agency. Refer to ASC 470-50-40.

6.   We note your disclosure regarding notification from your landlord indicating that they have been successful in exercising their lease guarantee. Please explain to us more fully the nature and terms of the lease and lease guarantee arrangements. Clarify who "DEVELIN" is and explain why this individual or company has commenced payment on the lease including the arrears and property taxes. Refer to ASC 450-20-50.

Item 4. Controls and Procedures, page 15

7.   When referring to changes in internal controls over financial reporting during the most recent quarter you refer to the quarter ended September 30, 2009. We note similar inappropriate date references to the evaluation of disclosure controls and procedures and changes in internal controls over financial reporting in your Item 4 disclosures in your Forms 10-Q for the quarters ended December 31, 2010 and March 31, 2011. Please amend your Forms 10-Q to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of the date of the period end of the report and to disclose the most recent fiscal quarter covered by the report when discussing changes in internal controls over financial reporting. Please refer to Items 307 and 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

8.   We note that your officer certifications in this Form 10-Q and the Forms 10-Q for the quarterly periods ended December 31, 2010 and March 31, 2011 are not in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K. Your certifications include inappropriate modifications, including omitting reference to establishing and maintaining internal controls over financial reporting in the introductory language of paragraph 4 and omitting sub-paragraph (b) of paragraph 4. Please file revised certifications for these reports that are set forth exactly as provided for by Item 601(b)(31).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief